(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-24051 CUSIP NUMBER 911301-10-9

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

United PanAm Financial Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3900 Westerly Place, Suite 200

Address of Principal Execution Office (Street and Number)

Newport Beach, CA 92660

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant announced in a press release dated August 12, 2004 which was filed as an Exhibit to Form 8-K filed August 16, 2004 that, based upon a review of historical loss data from 1996 forward, utilizing the revised methodology adopted by the Registrant for determining the adequacy of the Registrant’s allowance for loan losses and the related provisions for loan losses, management, in consultation with the Registrant’s auditor, has determined that additional provisions for losses will be required for the year ending December 31, 2002. As a result, the Registrant intends to restate its financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods to reflect such additional provisions. Management believes the amount of such additional provision for 2002 to be approximately $3.5 to $5 million pre-tax or $2 to $3 million, on an after tax basis.

Any restatement adjustments remain subject to audit. The Registrant’s published financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods including the auditor’s reports thereon, should not be relied upon until the completion of the audit of such adjustments and the issuance by the Registrant of corrected and restated financial statements for 2002 and subsequent periods.

The Registrant expects to file revised financial statements by August 31, 2004, although no assurance can be given that such review and audit will be completed within that time period and no assurance can be given that additional revisions will not be required.

Accordingly, the Registrant is not in a position to timely file its quarterly report on Form 10-Q. The Registrant intends to file its quarterly report on Form 10-Q as soon as it has sufficient certainty of the impact on this period of the expected restatement.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garland Koch (Name)	949 (Area Code)	224-1917 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

United PanAm Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2004	By:	/s/ Garland W. Koch
Garland W. Koch Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).